FEE WAIVER AND EXPENSE CAP AGREEMENT

                          Legg Mason Fund Adviser, Inc.
                                100 Light Street
                            Baltimore, Maryland 21202


Legg Mason Charles Street Trust, Inc.
100 Light Street
Baltimore, Maryland 21202

Re: Batterymarch U.S. Small Capitalization Equity Portfolio Fee Waiver and Expense Cap Agreement


Ladies and Gentlemen:

         Legg Mason Fund Adviser, Inc. ("LMFA") hereby agrees that it or an affiliate will waive its compensation (and, to the extent necessary, bear other expenses) through July 31, 2008, to the extent that expenses of the Batterymarch U.S. Small Capitalization Equity Portfolio (the "Fund") (exclusive of taxes, interest, brokerage and extraordinary expenses) would exceed an annual rate of 0.95% for Institutional Class and 1.20% for Financial Intermediary Class.

         For purposes of determining any such waiver or expense reimbursement, expenses of a class of the Fund shall not reflect the application of any custodial, transfer agency or other credits or expense offset arrangements that may reduce the portfolio's expenses or arrangements with any broker-dealer to apply a portion of the commission or mark-up on any portfolio trade to the payment of any of the portfolio's other expenses.

         If on any day during which LMFA is the investment manager, the estimated annualized operating expenses of the Fund for that day are less than the operating expense limit described above, LMFA shall be entitled to reimbursement by the Fund of the investment management fees waived and other payments remitted by LMFA on behalf of the Fund pursuant to this expense limitation (the "Reimbursement Amount") during any of the previous thirty-six
(36) months, to the extent that the Fund's annualized operating expenses plus the amount so reimbursed is less than or equals, for such day, the operating expense limit provided for above, provided further that such amount paid to LMFA will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed.

         In addition, Batterymarch Financial Management, Inc. ("Batterymarch") hereby agrees with LMFA and the Fund that it will waive its compensation or bear expenses with respect to the Fund in proportion to the portion of the management fee that it receives from LMFA prior to waivers. As an illustration, if Batterymarch receives 90% of the total management fee paid by the Fund, then Batterymarch will bear 90% of any waiver of compensation or expense reimbursement.

         In the event the Fund is reorganized, merged or combined with another fund, the parties will consider the impact that such transaction will have on their respective obligations hereunder, including without limitation LMFA's obligation to waive its compensation and any potential obligation the Fund may have to reimburse LMFA for any Reimbursement Amounts.


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         We understand that you will rely on this agreement in accruing the
Fund's expenses for purposes of calculating its net asset value per share, and for other purposes, including the preparation and filing of the Securities and Exchange Commission Form N-1A Registration Statement for the Fund, and we expressly permit you to do so.

Legg Mason Fund Adviser, Inc.            Batterymarch Financial Management, Inc.

By:  /s/ Marie K. Karpinski              By:  /s/ Francis Tracy
    --------------------------------        ------------------------------------
         Marie K. Karpinski                        Francis Tracy
         Vice President and Chief          President and Chief Financial Officer
         Financial Officer

Agreed and Accepted:

Batterymarch U.S. Small Capitalization Equity Portfolio

By: /s/ Marie K. Karpinskii
    -----------------------
         Marie K. Karpinski
         Vice President and Chief
         Financial Officer